O’Melveny & Myers LLP	T: +1 949 823 6900
610 Newport Center Drive	F: +1 949 823 6994
17th Floor	omm.com
Newport Beach, CA 92660-6429		Andor Terner
D: +1 949 823 6980
aterner@omm.com

October 15, 2019

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Thomas Jones, Geoffrey Kruczek

Re:	Glaukos Corporation
Registration Statement on Form S-4
Filed September 17, 2019
File No. 333-233807

Dear Messrs. Jones and Kruczek:

On behalf of Glaukos Corporation, a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 9, 2019 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company has also revised the Registration Statement in an Amendment No. 1 (“Amendment No. 1”) as set forth below in response to the Comment Letter and is filing Amendment No. 1 with the Commission concurrently with the submission of this letter.

For your convenience, we have repeated in italics the Staff’s comment prior to the Company’s response. Capitalized terms used and not defined in this letter have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1.

Registration Statement on Form S-4 filed September 17, 2019

Exclusive Forum, page 265

1.              We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

Article X of the Company’s Restated Certificate of Incorporation (the “Glaukos Charter”) provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Company, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (C) any action or proceeding asserting a claim arising pursuant to any provision of the Delaware General Corporation Law of the State of Delaware or the Glaukos Charter or the Company’s Amended and Restated Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine. This provision follows established Delaware case law and legislation and is intended to apply to claims arising under Delaware state law. Accordingly, this provision does not apply to claims brought pursuant to the federal securities laws and the rules and regulations thereunder, including the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”), or any other claim for which the federal courts have exclusive jurisdiction.  The Company’s exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations.

In response to the Staff´s comment, the Company has added a new risk factor under “Risk Factors —Risks Relating to the Merger” on page 38 of Amendment No. 1 to clarify that the exclusive forum provision in the Glaukos Charter, which will apply to the combined company following the Merger with Avedro as disclosed in the Registration Statement, does not apply to claims brought pursuant to the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the related risks of the exclusive forum provision to, and other potential impacts on, investors.

The Company has also supplemented the description of its exclusive forum provision under “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and the Glaukos Charter and Glaukos Bylaws—Exclusive Forum” and “Comparison of Rights of Holders of Glaukos Common Stock and Avedro Common Stock—Exclusive Forum” on pages 265 and 276, respectively, of Amendment No. 1 to make clear for investors that (i) the exclusive forum provision in the Glaukos Charter does not apply to suits brought pursuant to the Exchange Act or Securities Act, and (ii) the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

In addition, to help the Company’s stockholders understand the scope of the exclusive forum provision going forward, the Company undertakes to include substantially similar disclosure with regard to its exclusive forum provision in its future Exchange Act and Securities Act filings in which such provision is addressed.

* * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or aterner@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Andor Terner
Andor Terner
of O’MELVENY & MYERS LLP

cc:                             Robert Davis, Senior Vice President and General Counsel, Glaukos Corporation

                                             Barbara L. Borden, Cooley LLP